Exhibit 13(d)

WHEREAS, LMPFA1 has agreed to waive fees and/or reimburse operating expenses to the extent necessary to limit total operating expenses (other than interest, brokerage commissions, taxes, extraordinary expenses and deferred organizational expenses) to the amounts set forth in the materials presented at and described at this meeting, subject to recapture as described below; therefore as to each listed class of each Fund be it

RESOLVED, that the Board approves and agrees to such arrangement, subject to the following:

•

That these arrangements will continue until December 31, 2013, unless modified or terminated prior to that date by agreement of LMPFA and the Board, and may be terminated at any time after that date without Board agreement;

•	That the arrangement may be modified by LMPFA, without Board agreement, to decrease total annual operating expenses of a Class or Fund at any time;

•

LMPFA is permitted to recapture amounts waived and/or reimbursed to a class within two years after the fiscal year in which LMPFA earned the fee or incurred the expense if the Class’ total annual operating expenses have fallen to a level below the limit described above; and

•

That in no case will LMPFA recapture any amount that would result, on any particular business day of the Fund, in a Fund Class’s total annual operating expenses exceeding the limit described above or any other lower limit then in effect; and be it

FURTHER RESOLVED, that the officers of the Fund, be, and the same hereby are, authorized to update the Prospectus and Statement of Additional Information, with such amendments or applicable filings to include such other revisions as said officers may deem appropriate in light of the foregoing resolutions; and be it

FURTHER RESOLVED, that the officers of the Fund, be, and each of them hereby is, authorized, empowered and directed to take all actions and to execute all documents necessary to give full effect to the foregoing resolutions in such manner or such forms as the officer or officers shall approve in his or her, or their, discretion, in each case as conclusively evidenced by his, her or their actions or signatures.

[Subject to final Board approval]

[1]	Legg Mason Partners Fund Advisors, LLC (“LMPFA”) is the investment manager of each of the Funds listed in the table below.

The information below is drawn from the materials presented at and described at the meeting referenced in the foregoing resolutions.

Fund	Name of Class	Expense Limit	Expense Limit Expiration Date
Western Asset Core Bond Fund	C1	1.42	December 31, 2013
Western Asset Core Plus Bond Fund	C1	1.51	December 31, 2013
Western Asset Inflation Indexed Plus Bond Fund	C1	1.40	December 31, 2013